THE CHARLES SCHWAB CORPORATION

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

(Unaudited)

	Three Months Ended March 31,
	2011	2010
Earnings before taxes on earnings	$394	$13
Fixed charges
Interest expense:
Deposits from banking clients	17	31
Payables to brokerage clients	1	—
Long-term debt	27	20

Total	45	51
Interest portion of rental expense	15	14

Total fixed charges (A)	60	65

Earnings before taxes on earnings and fixed charges (B)	$454	$78

Ratio of earnings to fixed charges (B) ÷ (A) (1)	7.6	1.2
Ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense (2)	10.4	1.4

(1)

The ratio of earnings to fixed charges is calculated in accordance with SEC requirements. For such purposes, “earnings” consist of earnings before taxes on earnings and fixed charges. “Fixed charges” consist of interest expense as listed above, and one-third of rental expense, which is estimated to be representative of the interest factor.

(2)

Because interest expense incurred in connection with both deposits from banking clients and payables to brokerage clients is completely offset by interest revenue on related investments and loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges, excluding deposits from banking clients and payables to brokerage clients interest expense, reflects the elimination of such interest expense as a fixed charge.